                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Omnipoint Corporation
                             ---------------------
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                   68212D102
                           --------------------------
                                (CUSIP Number)

                                  Edith Shih
                          Hutchison Whampoa Limited
                         22nd Floor, Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)

                               ________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  Copies to:
                                John A. Otoshi
                             Dewey Ballantine LLP
                    Suite 3907, Asia Pacific Finance Tower
                                 3 Garden Road
                                   Hong Kong
                                (852-2509-7000)

                               ________________

                                 June 23, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HUTCHISON WHAMPOA LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
          Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               4,271,000(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               4,271,000(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          4,271,000/(1)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HUTCHISON TELECOMMUNICATIONS PCS (USA) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
          Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               4,271,000(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               4,271,000/(1)/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          4,271,000/(1)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               Disclaimed (See 11 below.)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               Disclaimed (See 11 below.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          Cheung Kong expressly disclaims beneficial ownership of the shares beneficially owned by Hutchison Whampoa Limited and Hutchison Telecommunications PCS (USA) Limited,

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          HC, CO
------------------------------------------------------------------------------

(1) Issuable upon conversion of 4,271 shares of Series A Non-Voting Convertible Preferred Stock at a conversion price of $24 per share. Under certain circumstances, as described in Items 4 and 5, such 4,271 shares will be automatically converted to Common Stock at a conversion price of $18.50 per share, in which case each reporting person will beneficially own 6,124,540 shares of Common Stock. In addition, Hutchison Telecommunications PCS (USA) Limited is party to an agreement with the Company pursuant to which it has agreed, subject to certain terms and conditions, to purchase on October 1, 1999, an additional 1,979 shares of Series A Non-Voting Convertible Preferred Stock, which, at a conversion price of $24.00 per share, will be convertible into 1,979,000 additional shares of Common Stock.

Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Omnipoint Corporation, a Delaware corporation (the "Company"). The Company's principal executive office is located at Three Bethesda Metro Center, Suite 400, Bethesda, Maryland 20814.

Item 2.   Identity and Background.
          -----------------------

          This Statement is filed by Hutchison Whampoa Limited, a Hong Kong corporation ("HWL"), on its own behalf and on behalf of Hutchison
Telecommunications PCS (USA) Limited, a British Virgin Islands corporation ("HTP"), an indirect wholly-owned subsidiary of HWL, and by Cheung Kong (Holdings) Limited, a Hong Kong corporation ("Cheung Kong"), a 49.9% shareholder of HWL.

HWL
---

          The principal business of HWL is that of investment holding with diversified interests and activities in the following core businesses: ports and related services, telecommunications, property holdings and development, retail, manufacturing and other services, and energy, infrastructure, finance and other investments. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

          HWL indirectly owns 100% of the issued shares of HTP. The principal business of HTP is investment holding. HWL's beneficial ownership reported herein is through its interest in HTP.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

          During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTP
---

          HWL indirectly owns 100% of the issued shares of HTP. The principal business of HTP is investment holding. The registered office address of HTP is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTP and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto and are incorporated herein by reference.

          During the past five years, neither HTP nor, to the best knowledge of HTP, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong
-----------

          The principal business of Cheung Kong is investment holding and project management, real estate property development and investment, real estate agency and management and securities investment. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

          Cheung Kong owns 49.9% of the issued shares of HWL and may, pursuant to Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the Shares by HTP. However, Cheung Kong disclaims beneficial ownership of the Shares and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto and are incorporated herein by reference.

          During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The aggregate purchase price for the 4,271 shares of Preferred Stock purchased by HTP was $102,504,000. The source of funds used in this transaction is the working capital of HWL.

Item 4.   Purpose of Transaction.
          ----------------------

          VoiceStream Wireless Corporation ("VoiceStream"), VoiceStream Wireless Holding Corporation and the Company are parties to that certain Agreement and Plan of Reorganization, dated as of June 23, 1999 (the "Reorganization Agreement"), pursuant to which wholly-owned subsidiaries of VoiceStream Wireless Holding Corporation will merge (the "Mergers") into each of VoiceStream and the Company, and holders of Common Stock will receive cash and/or stock of VoiceStream Wireless Holding Corporation in exchange for their shares of Common Stock (collectively, the "Reorganization").

          In connection with the Reorganization, on June 23, 1999, VoiceStream, HTP and the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which, among other things, HTP purchased 4,271 shares of the Company's Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares are convertible, at the option of HTP, into Common Stock at a conversion price of $24 per share. In the event that the Mergers contemplated by the Reorganization Agreement are not consummated and are terminated by reason of (i) a material breach by the Company of its covenants, agreements or obligations under the Reorganization Agreement or (ii) any representation or warranty of the Company under the Reorganization Agreement being untrue in any material respect, such conversion price shall be reduced to $18.50 and the Preferred Stock will be automatically converted to Common Stock (subject to applicable Federal Communications Commission regulations and rulings and applicable law). At a conversion price of $24.00 per share the 4,271 shares of Preferred Stock are convertible into 4,271,000 shares of Common Stock. At a conversion price of $18.50 per share the 4,271 shares of Preferred Stock are convertible into 6,124,540 shares of Common Stock. The Securities Purchase Agreement further provides that, subject to certain terms and conditions, HTP shall purchase an additional 1,979 shares of Preferred Stock on October 1, 1999 for an aggregate purchase price of $47,496,000, which shall be convertible at the same conversion prices and upon the same terms as the shares of Preferred Stock purchased on June 23, 1999. Pursuant to the Securities Purchase Agreement, VoiceStream also purchased 4,271 shares of Preferred Stock, and agreed to purchase an additional 1,979 shares of Preferred Stock on October 1, 1999, on identical terms.

          The purpose of the purchase of Preferred Stock under the Securities Purchase Agreement is to provide working capital to the Company

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a)-(b) Pursuant to the Securities Purchase Agreement, HTP acquired 4,271 shares of Preferred Stock, as described in Item 4. By means of such acquisition, HTP is the beneficial owner of 4,271,000 shares of Common Stock, representing 7.4% of the issued and outstanding Common Stock. Under certain circumstances as described in Item 4 which would result in a reduction of the conversion price of the Preferred Stock to $18.50, HTP would become the beneficial owner of 6,124,540 shares of Common Stock. Pursuant to the Securities Purchase Agreement, subject to certain terms and conditions, HTP has agreed to purchase an additional 1,979 shares of Preferred Stock on October 1,

1999. Such acquisition will result in HTP being the beneficial owner of a total of 6,250,000 shares of Common Stock, representing 10.5% of the issued and outstanding Common Stock. Under certain circumstances as described in Item 4 which would result in a reduction of the conversion price of the Preferred Stock, HTP would, after the purchase of such additional 1,979 shares of Preferred Stock, become the beneficial owner of a total of 8,108,108 shares of Common Stock. Pursuant to the Securities Purchase Agreement, VoiceStream also purchased 4,271 shares of Preferred Stock, and has agreed to purchase an additional 1,979 shares of Preferred Stock on October 1, 1999, on identical terms.

          HTP, HWL and Cheung Kong may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by VoiceStream. The filing of this statement on Schedule 13D shall not be construed as an admission that HTP, HWL or Cheung Kong are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities held by VoiceStream, and HTP, HWL and Cheung Kong each expressly disclaim any such beneficial ownership of Common Stock beneficially owned by VoiceStream.

          HWL, through its ownership of HTP, is deemed, for purposes of Rule 13d-3, to be the beneficial owner of the shares of the Common Stock owned by HTP, and to have shared power over the voting and disposition of such shares.

          Cheung Kong, through its ownership of 49.9% of the issued shares of HWL, may be deemed to share voting and dispositive power over such shares beneficially owned by HWL and HTP, however, pursuant to Rule 13d-4, Cheung Kong expressly disclaims beneficial ownership of such shares.

          Except as described in item 2 and item 4 above, none of HWL, HTP or Cheung Kong nor, to the best knowledge of HWL, HTP and Cheung Kong, any executive officer or director of HWL, HTP or Cheung Kong (i) beneficially owns any securities of the Company as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Company.

(c) Except as set forth above, none of HWL, HTP or Cheung Kong nor, to the best knowledge of HWL, HTP and Cheung Kong, any executive officer or director of HWL, HTP or Cheung Kong has effected any transaction in shares of the Common Stock of the Company, or securities convertible into shares of the Common Stock of the Company, during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          VoiceStream, HTP and the Company are parties to the Securities Purchase Agreement described in Item 4, pursuant to which, so long as HTP and VoiceStream beneficially own at least 7 1/2% of the Company's outstanding equity securities, and provided that the Preferred Stock owned by such persons has been converted into Common Stock, such persons shall have the right to jointly designate one person to serve on the Board of Directors of the Company. The Securities Purchase Agreement further provides for demand and piggyback registration rights under certain circumstances and contains a standstill provision, which provides that HTP and VoiceStream will not, for a period of five years following the award to the Company of the last of the licenses for which the Company was the high bidder in the Federal Communications Commission reauctions of C Block licenses completed in April 1999, without the prior consent of the Company, acquire or agree to acquire any equity securities of the Company that would result in HTP and VoiceStream's aggregate ownership of equity securities of the Company exceeding 15% of the Company's outstanding equity securities to the extent that such acquisition would result in the Company violating the Communications Act of 1934 and the Telecommunications Act of 1996 (together with the rules, regulations and published decisions of the FCC thereunder).

          VoiceStream, VoiceStream Wireless Holding Corporation and the Company are parties to the Reorganization Agreement described in Item 4, pursuant to which wholly-owned subsidiaries of VoiceStream Wireless Holding Corporation will merge into each of VoiceStream and the Company. Pursuant to the Reorganization Agreement, holders of Common Stock will receive cash and/or stock of VoiceStream Wireless Holding Corporation in exchange for their shares of Common Stock.

          The Company, VoiceStream, certain stockholders of the Company (the "Principal Company Stockholders") and certain stockholders of VoiceStream, including HTP and Hutchison Telecommunications Holdings (USA) Limited, an indirect wholly owned subsidiary of HWL (the "Principal VoiceStream Stockholders"), have entered into an agreement, dated as of June 23, 1999 (the "Merger Voting Agreement"). Pursuant to the Merger Voting Agreement, the Principal Company Stockholders have agreed to attend a meeting of the Company's stockholders, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them (the "Principal Company Stockholder Shares") in favor of (i) the adoption and approval of the Reorganization Agreement and (ii) the Mergers and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement, and against any alternative merger proposal or acquisition proposal representing 15% or more of the stock or assets of the Company and its subsidiaries. Pursuant to the Merger Voting Agreement, the Principal VoiceStream Stockholders have agreed to attend a meeting of VoiceStream's stockholders, in person or by proxy, and to vote or cause to be voted a specified number of shares of common stock of VoiceStream in favor of (i) the adoption and approval of the Reorganization Agreement and (ii) the Mergers, and certain other matters and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement.

     From and after the date of the Merger Voting Agreement through the earlier of the effective time of the transactions contemplated by the Reorganization Agreement and the termination of the Reorganization Agreement, each of the Principal Company Stockholders and the Principal VoiceStream Stockholders has agreed not to sell or otherwise dispose of, in a single transaction or a series of related transactions, more than 30% of the shares of Common Stock or common stock of VoiceStream, as the case may be, of each such Principal Company Stockholder or Principal VoiceStream Stockholder which are subject to the Merger Voting Agreement (other than certain transfers to partners of certain Principal Company Stockholders or Principal VoiceStream Stockholders that are partnerships) unless, as a condition to such sale, each transferee of any shares in excess of 30% of such shares agrees to be bound by the provisions of the Merger Voting Agreement applicable to the Principal Company Stockholders and the Principal VoiceStream Stockholders.

          The foregoing description of the Securities Purchase Agreement, the Reorganization Agreement and the Merger Voting Agreement is subject to, and qualified in its entirety by reference to, the Securities Purchase Agreement, Reorganization Agreement and Merger Voting Agreement, which are filed as exhibits 2, 3 and 4 hereto and incorporated by reference into this Item 6.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The documents which have been filed as Exhibits are listed in the
Exhibit Index herein.

Signature
---------

          After reasonable inquiry and to the best of its knowledge and belief, HWL certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: July 6, 1999


                         FOR AND ON BEHALF OF
                         HUTCHISON WHAMPOA LIMITED



                         By:    \s\ Frank Sixt
                             -----------------------------
                             Name: Frank Sixt
                             Title: Director


          After reasonable inquiry and to the best of its knowledge and belief, HTP certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: July 6, 1999



                         FOR AND ON BEHALF OF
                         HUTCHISON TELECOMMUNICATIONS
                          PCS (USA) LIMITED



                         By:    \s\ Frank Sixt
                             -----------------------------
                             Name: Frank Sixt
                             Title: Director

          After reasonable inquiry and to the best of its knowledge and belief, Cheung Kong certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: July 6, 1999

                         FOR AND ON BEHALF OF
                         CHEUNG KONG (HOLDINGS) LIMITED


                         By:     \s\  Frank Sixt
                              ---------------------------------
                              Name:   Frank Sixt
                              Title: Director

                                  SCHEDULE I
                                  ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 23, 1999
                              -------------------


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
LI Ka-shing                                  Hong Kong           Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                                    Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                            Limited
Hong Kong

LI Tzar Kuoi, Victor                         Hong Kong           Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                                     Hutchison Whampoa Limited
2 Queen's Road Central                                           Chairman, Cheung Kong Infrastructure
Hong Kong                                                         Holdings Limited/2/
                                                                 Managing Director and Deputy Chairman,
                                                                  Cheung Kong (Holdings) Limited
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/

LI Tzar Kai, Richard                         Canadian            Deputy Chairman and Executive Director,
38th Floor, Citibank Tower                                        Hutchison Whampoa Limited
Citibank Plaza                                                   Executive Director, Hongkong Electric
3 Garden Road                                                     Holdings Limited/3/
Central, Hong Kong                                               Chairman and Chief Executive, the Pacific
                                                                  Century Group (investment holding), Chairman,
                                                                  Pacific Century Regional Developments
                                                                  Limited (investment holding)
                                                                  38th Floor, Citibank Tower, Citibank
                                                                  Plaza, 3 Garden Road, Central, Hong
                                                                  Kong

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 23, 1999
                              -------------------


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
FOK Kin-ning, Canning                        Australian          Group Managing Director and Executive
                                                                  Director, Hutchison Whampoa Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Non-executive Director, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Director, Hutchison Telecommunications
                                                                  Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                  PCS (USA) Limited
                                                                 Chairman, Orange plc/4/
                                                                 Deputy Chairman, Hongkong Electric
                                                                  Holdings Limited/3/

CHOW WOO Mo Fong, Susan                      Hong Kong           Deputy Group Managing Director and
                                                                  Executive Director, Hutchison Whampoa
                                                                  Limited
                                                                 Executive Director, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                  Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                  PCS (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Director, Hongkong Electric Holdings
                                                                  Limited/3/

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 23, 1999
                              -------------------


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
Frank John SIXT                              Canadian            Group Finance Director and Executive
                                                                  Director, Hutchison Whampoa Limited
                                                                 Non-executive Director, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Executive Director, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                  Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                  PCS (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/

George Colin MAGNUS                          British             Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                     Limited
2 Queen's Road Central                                           Deputy Chairman, Cheung Kong
Hong Kong                                                         (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Chairman, Hongkong Electric Holdings
                                                                  Limited/3/

KAM Hing Lam                                 Hong Kong           Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                     Limited
2 Queen's Road Central                                           Deputy Managing Director, Cheung
Hong Kong                                                         Kong (Holdings) Limited
                                                                 Group Managing Director, Cheung
                                                                  Kong Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 23, 1999
                              -------------------


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
Michael David KADOORIE                       British             Non-Executive Director, Hutchison
24th Floor, St. George's                                          Whampoa Limited
Building, 2 Ice House Street                                     Chairman, The Hong Kong and
Central, Hong Kong                                                Shanghai Hotels Limited (hotels
                                                                  ownership and management), 8th
                                                                  Floor, St. George's Building, 2 Ice
                                                                  House Street, Central, Hong Kong

Christopher Patrick LANGLEY                  British             Non-Executive Director, Hutchison
Level 10, No. 1 Queen's                                           Whampoa Limited
Road Central, Hong Kong                                          Director, The Hongkong and Shanghai
                                                                  Banking Corporation Limited (banking),
                                                                  No. 1 Queen's Road Central, Hong Kong
                                                                 Director, Hang Seng Bank Limited
                                                                  (banking), 83 Des Voeux Road Central,
                                                                  Hong Kong
                                                                 Director, Hongkong Electric Holdings
                                                                  Limited/3/

LI Fook-wo                                   British             Non-Executive Director, Hutchison
1416 Prince's Building                                            Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia,
Hong Kong                                                         Limited (banking), No. 10 Des Voeux
                                                                  Road Central, Hong Kong

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of June 23, 1999
                              -------------------


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
Simon MURRAY                                 British             Non-Executive Director, Hutchison
Room 2108 Gloucester Tower                                        Whampoa Limited
The Landmark                                                     Independent Non-executive Director,
15 Queen's Road Central                                           Cheung Kong (Holdings) Limited
Hong Kong                                                        Chairman, General Enterprise Management
                                                                  Services Limited (investment fund),
                                                                  Room 2108 Gloucester Tower, The
                                                                  Landmark, 15 Queen's Road Central,
                                                                  Hong Kong

William SHURNIAK                             Canadian            Non-Executive Director, Hutchison
                                                                  Whampoa Limited
                                                                 Deputy Chairman and Director, Husky Oil
                                                                  Ltd./5/

Peter Alan Lee VINE                          British             Non-Executive Director, Hutchison
Suite 1005 World Wide House                                       Whampoa Limited
19 Des Voeux Road Central
Hong Kong

WONG Chung Hin                               British             Non-Executive Director, Hutchison
1225 Prince's Building                                            Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia, Limited
Hong Kong                                                         (banking), No. 10 Des Voeux Road
                                                                  Central, Hong Kong
                                                                 Director, Hongkong Electric Holdings
                                                                  Limited/3/

                                  SCHEDULE II
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                 Hutchison Telecommunications PCS (USA) Limited
                 ----------------------------------------------
                               As of June 23, 1999
                               -------------------


                                                                     Present Principal Occupation or
                                                                     Employment, Including Name,
Name and                                                             Principal Business and Address of
Business Address/1a/                         Citizenship             Each Corporation or Organization
--------------------                         -----------             --------------------------------
FOK Kin-ning, Canning                        Australian              Director, Hutchison Telecommunications
                                                                      PCS (USA) Limited
                                                                     Group Managing Director and Executive
                                                                      Director, Hutchison Whampoa Limited
                                                                     Deputy Chairman, Cheung Kong
                                                                      Infrastructure Holdings Limited/2/
                                                                     Non-executive Director, Cheung Kong
                                                                      (Holdings) Limited
                                                                     Director, Hutchison Telecommunications
                                                                      Holdings (USA) Limited
                                                                     Chairman, Orange plc/4/
                                                                     Deputy Chairman, Hongkong Electric
                                                                      Holdings Limited/3/

Frank John SIXT                              Canadian                 Director, Hutchison Telecommunications
                                                                       PCS (USA) Limited
                                                                      Group Finance Director and Executive
                                                                       Director, Hutchison Whampoa Limited
                                                                      Non-executive Director, Cheung Kong
                                                                       (Holdings) Limited
                                                                      Executive Director, Cheung Kong
                                                                       Infrastructure Holdings Limited2
                                                                      Director, Hutchison Telecommunications
                                                                       Holdings (USA) Limited
                                                                      Director, Orange plc/4/
                                                                      Executive Director, Hongkong Electric
                                                                       Holdings Limited/3/

                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                 Hutchison Telecommunications PCS (USA) Limited
                 ----------------------------------------------
                               As of June 23, 1999
                               -------------------


                                                                     Present Principal Occupation or
                                                                     Employment, Including Name,
Name and                                                             Principal Business and Address of
Business Address/1a/                         Citizenship             Each Corporation or Organization
--------------------                         -----------             --------------------------------
CHOW WOO Mo Fong, Susan                      Hong Kong               Director, Hutchison Telecommunications
                                                                      PCS (USA) Limited
                                                                     Deputy Group Managing Director and
                                                                      Executive Director, Hutchison Whampoa
                                                                      Limited
                                                                     Executive Director, Cheung Kong
                                                                      Infrastructure Holdings Limited/2/
                                                                     Director, Hutchison Telecommunications
                                                                      Holdings (USA) Limited/
                                                                     Director, Orange plc4
                                                                     Director, Hongkong Electric Holdings
                                                                      Limited/3/

KHOO Chek Ngee                               Singaporean             Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                         PCS (USA) Limited
22 Tak Fung Street                                                   Group Managing Director, Hutchison
Hunghom, Kowloon                                                      Telecommunications Limited/6/
Hong Kong                                                            Director, Hutchison Telecommunications
                                                                      Holdings (USA) Limited

Hans Roger SNOOK                             Canadian                Director, Hutchison Telecommunications
50 George Street                                                      PCS (USA) Limited
London W1H 5RF                                                       Group Managing Director, Orange plc/4/
United Kingdom

CHAN Ting Yu                                 New Zealand             Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                         PCS (USA) Limited
22 Tak Fung Street                                                   Deputy Group Managing Director,
Hunghom, Kowloon                                                      Hutchison Telecommunications
Hong Kong                                                             Limited/6/
                                                                     Director, Hutchison Telecommunications
                                                                      Holdings (USA) Limited

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                         Cheung Kong (Holdings) Limited
                         ------------------------------
                              As of June 23, 1999
                              -------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
Kevin RUSSELL                                British             Director, Hutchison Telecommunications
8 Amal Street                                                     PCS (USA) Limited
Afeq Industrial Park                                             Chief Financial Officer, Partner
Rosh Ha'ayin 48103                                                Communications Company Ltd./7/
Israel                                                           Director, Hutchison Telecommunications
                                                                  Holdings (USA) Limited

                                 SCHEDULE III
                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 23, 1999
                              -------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
LI Ka-shing                                  Hong Kong           Chairman, Cheung Kong (Holdings)
                                                                  Limited
                                                                 Chairman, Hutchison Whampoa
                                                                  Limited

LI Tzar Kuoi, Victor                         Hong Kong           Managing Director and Deputy Chairman,
                                                                  Cheung Kong (Holdings) Limited
                                                                 Chairman, Cheung Kong Infrastructure
                                                                  Holdings Limited/2/
                                                                 Deputy Chairman and Executive Director,
                                                                  Hutchison Whampoa Limited
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/

George Colin MAGNUS                          British             Deputy Chairman, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hutchison Whampoa
                                                                  Limited
                                                                 Chairman, Hongkong Electric Holdings
                                                                  Limited/3/

KAM Hing Lam                                 Hong Kong           Deputy Managing Director, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Group Managing Director, Cheung
                                                                  Kong Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hutchison
                                                                  Whampoa Limited
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 23, 1999
                              -------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
HUNG Siu-lin, Katherine                      Hong Kong           Executive Director, Cheung Kong
                                                                  (Holdings) Limited

CHUNG Sun Keung, Davy                        Hong Kong           Executive Director, Cheung Kong
                                                                  (Holdings) Limited

IP Tak Chuen, Edmond                         Hong Kong           Executive Director, Cheung Kong
                                                                  (Holdings) Limited
                                                                 Executive Director, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/

PAU Yee Wan, Ezra                            Hong Kong           Executive Director, Cheung Kong
                                                                  (Holdings) Limited

WOO Chia Ching, Grace                        U.S.A.              Executive Director, Cheung Kong
                                                                  (Holdings) Limited

LEUNG Siu Hon                                Hong Kong           Independent Non-executive Director,
502 China Building                                                Cheung Kong (Holdings) Limited
29 Queen's Road Central                                          Solicitor, Messrs. S.H. Leung & Co.
Hong Kong                                                         (solicitors' firm), 502 China Building, 29
                                                                  Queen's Road Central, Hong Kong

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 23, 1999
                              -------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
FOK Kin-ning, Canning                        Australian          Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                                       (Holdings) Limited
10 Harcourt Road                                                 Group Managing Director and Executive
Hong Kong                                                         Director, Hutchison Whampoa Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                  Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                  Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                  PCS (USA) Limited
                                                                 Chairman, Orange plc/4/
                                                                 Deputy Chairman, Hongkong Electric
                                                                  Holdings Limited/3/

Frank John SIXT                              Canadian            Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                                       (Holdings) Limited
10 Harcourt Road                                                 Executive Director, Cheung Kong
Hong Kong                                                         Infrastructure Holdings Limited/2/
                                                                 Group Finance Director and Executive
                                                                  Director, Hutchison Whampoa Limited
                                                                 Director, Hutchison Telecommunications
                                                                  Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                  PCS (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Executive Director, Hongkong Electric
                                                                  Holdings Limited/3/

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 23, 1999
                              -------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
CHOW Nin Mow, Albert                         Hong Kong           Non-executive Director, Cheung Kong
27th Floor, Henley Building                                       (Holdings) Limited
5 Queen's Road Central                                           Executive Director, Hing Kong
Hong Kong                                                         Holdings Limited (investment
                                                                  holdings), 27th floor, Henley Building, 5
                                                                 Queen's Road Central, Hong Kong

YEH Yuan Chang, Anthony                      Hong Kong           Independent Non-executive Director,
26th Floor, Tower A                                               Cheung Kong (Holdings) Limited
Regent Centre                                                    Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                                 Carpets International Ltd. (carpet
Kwai Chung                                                        manufacturing), 26th Floor, Tower A,
Hong Kong                                                         Regent Centre, 63 Wo Yi Hop Road,
                                                                  Kwai Chung, Hong Kong

CHOW Kun Chee, Roland                        British             Independent Non-executive Director,
12th Floor, Prince's Building                                     Cheung Kong (Holdings) Limited
Chater Road                                                      Solicitor, P.C. Woo & Co. (law firm),
Hong Kong                                                         12th Floor, Prince's Building, Chater
                                                                  Road, Hong Kong

Simon MURRAY                                 British             Independent Non-executive Director,
Room 2108 Gloucester Tower                                        Cheung Kong (Holdings) Limited
The Landmark                                                     Non-Executive Director, Hutchison
15 Queen's Road Central                                           Whampoa Limited
Hong Kong                                                        Chairman, General Enterprise Management
                                                                  Services Limited (investment fund),
                                                                  Room 2108 Gloucester Tower, The
                                                                  Landmark, 15 Queen's Road Central,
                                                                  Hong Kong

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of June 23 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
KWOK Tun-li, Stanley                         Canadian            Independent Non-executive Director,
Ste 408-355 Burrard Street                                        Cheung Kong (Holdings) Limited
Vancouver, British Columbia                                      Director, Amara International Investment
V6C 2G8, Canada                                                   Corporation (investment holdings),
                                                                  Ste 408-355 Burrard Street, Vancouver,
                                                                  British Columbia, V6C 2G8, Canada

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and the Asia-Pacific Region.

3. The principal business address of Hongkong Electric Holdings Limited is Electric Centre, 28 City Garden Road, North Point, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4. The principal business address of Orange plc is St. James Court, Great Peak Road, Almondsbury Park, Bradley Stoke, Bristol BS1 24QJ, England. The principal business of Orange plc is telecommunications.

5. The principal business address of Husky Oil Ltd. is 707 8th Avenue S.W., Box 6526, Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Oil Ltd. is investment in oil and gas.

6. The principal business address of Hutchison Telecommunications Limited is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong. The principal business of Hutchison Telecommunications Limited is telecommunications.

7. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

                                 EXHIBIT INDEX


     Exhibit No.    Description
     -----------    -----------


     1.             Agreement with respect to filing of Schedule 13D

     2. Securities Purchase Agreement by and among VoiceStream Wireless Corporation, Hutchison Telecommunications PCS (USA) Limited and Omnipoint Corporation, dated as of June 23, 1999. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 1999)

     3. Agreement and Plan of Reorganization, dated as of June 23, 1999, by and among VoiceStream Wireless Corporation, VoiceStream Wireless Holding Corporation and Omnipoint Corporation. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 1999)

     4. Agreement, dated as of June 23, 1999, by and among VoiceStream Wireless Corporation, Omnipoint Corporation, certain stockholders of VoiceStream Wireless Corporation and certain stockholders of Omnipoint Corporation (Incorporated by reference to Exhibit 9.1 to VoiceStream's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 1999)